BD

RECEIVED MAR - 1 2004 SEC MAIL PROCESSING WASH., D.C. 158

SECURITIES 04004043 ION
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SEC FILE NUMBER
8-23340

ANNUAL AUDITED REPORT
FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shepard & Vrbanac Securities Inc.

OFFICIAL USE ONLY
7854
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

United Commerce Center, One South Main Street, Second Floor
(No. and Street)

Akron (City) | OH (State) | 44308-1834 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Vrbanac | 330-253-2020 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hall, Kistler & Company LLP
(Name - if individual, state last, first, middle name

220 Market Avenue, S., Suite 700, Canton, Ohio 44702
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/29

OATH OR AFFIRMATION

I, Robert W. Vrbanac, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shepard & Vrbanac Securities Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE A. DAKOTA, No[illegible]
Residence - Summit Co.
State Wide Jurisdiction, [illegible]
My Commission Expires Sept. 9, 2004

Signature

President
Title

Notary Public

This report **contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

SHEPARD & VRBANAC SECURITIES INC.
AKRON, OHIO

December 31, 2003

C O N T E N T S

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

sound ideas. solid answers.

220 MARKET AVENUE, SOUTH, SUITE 700
CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Shepard & Vrbanac Securities Inc.
Akron, Ohio

We have audited the accompanying statement of financial condition of Shepard & Vrbanac Securities Inc. (the "Company") as of December 31, 2003, and the related statement of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shepard & Vrbanac Securities Inc. at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hall, Kistler & Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 18, 2004

STATEMENT OF FINANCIAL CONDITION

SHEPARD & VRBANAC SECURITIES INC.

December 31, 2003

ASSETS

Cash	$	39,735
Accounts receivable-commissions		48,668
Furniture & fixtures, net of accumulated depreciation of $197,620		50,952
Deposit		50,000
	$	189,355

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable-commissions	$	22,048
Accrued expenses		350
		22,398
SHAREHOLDER'S EQUITY		
Capital stock:		
Common, no par value:		
250 shares issued, 122.5 shares outstanding		32,500
Additional paid-in capital		80,000
Retained earnings		249,102
127.5 shares treasury stock, at cost		(194,645)
		166,957
	$	189,355

See notes to financial statements.

STATEMENT OF INCOME

SHEPARD & VRBANAC SECURITIES INC.

For the year ended December 31, 2003

REVENUES		
Commissions and fees	$	605,768
Miscellaneous income		23,156
Interest		20,533
		649,457
EXPENSES		
Commissions and fees		221,892
Employee compensation and benefits		209,284
Lawsuit settlement		82,500
Occupancy		87,593
Legal and accounting		35,980
Communications and data processing		29,588
Office and printing		13,985
Exchange and clearing fees		9,249
Miscellaneous		15,978
		706,049
NET LOSS	$	(56,592)

See notes to financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

SHEPARD & VRBANAC SECURITIES INC.

For the year ended December 31, 2003

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	TOTAL SHAREHOLDER'S EQUITY
Balance at January 1, 2003	$ 32,500	$ -	$291,059	$(194,645)	$ 128,914
Prior period adjustment (See Note B)			28,135		28,135
Adjusted balance at January 1, 2003	32,500	-	319,194	(194,645)	157,049
Cash contributed		80,000			80,000
Net (loss)	-	-	(56,592)		(56,592)
Dividends paid			(13,500)		(13,500)
Balance at December 31, 2003	$ 32,500	$ 80,000	$249,102	$(194,645)	$ 166,957

See notes to financial statements.

STATEMENT OF CASH FLOWS

SHEPARD & VRBANAC SECURITIES INC.

For the year ended December 31, 2003

Cash flows from operating activities:		
Net (loss)	$	(56,592)
Adjustment to reconcile net (loss) to net cash:		
Depreciation		15,200
Changes in assets and liabilities:		
(Increase) in accounts receivable - commissions		(3,739)
Increase in accounts payable - commissions		3,195
(Decrease) in accrued expenses		(5,052)
Net cash (used in) operating activities		(46,988)
Cash flows from financing activities:		
Capital contributed		80,000
Dividends paid		(13,500)
Net cash provided by financing activities		66,500
Net increase in cash		19,512
Cash at beginning of year		20,223
Cash at end of year	$	39,735

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

SHEPARD & VRBANAC SECURITIES INC.

December 31, 2003

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was incorporated under the laws of the State of Ohio on February 14, 1979. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). Its principal office is located in Akron, Ohio, with satellite offices in Alliance, Ohio and Richmond, Virginia.

Income Taxes

The Company with the consent of its shareholder has elected under the Internal Revenue Code to be taxed as an S Corporation. Under this election, the Company's taxable loss flows to the shareholder. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable - Commissions

Accounts Receivable consist of fees and commissions (net of trading and other expenses) from clearing organizations and registered investment companies. All receivables are considered by management to be fully collectible. Therefore, no allowance for doubtful accounts is considered necessary.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Fixtures

Assets are carried at cost. Major additions and improvements are capitalized, while maintenance and repairs, including the replacement of minor items, are expensed as incurred. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts. Depreciation is provided over the estimated useful lives of the related assets over the straight-line method from 5-7 years. Depreciation expense for the year ended December 31, 2003 amounted to $15,200.

Deposit

A deposit totaling $50,000 represents an interest bearing Escrow Account required to be held by Mesirow Financial, Inc. at December 31, 2003.

Revenue Recognition

Commissions and related fee income are recorded on a trade-date basis as securities transactions occur.

NOTE B – PRIOR PERIOD ADJUSTMENT

The Company's retained earnings as of December 31, 2002, has been increased by $28,135, to correct an error made in the method used to compute depreciation on furniture and fixtures. Previously, depreciation was recorded using income tax methods and lives causing accelerated depreciation deductions. The correction of error would have increased the December 31, 2002 net income by $28,135.

NOTE C – LAWSUIT SETTLEMENT

In August 2003, the Company paid $82,500 in settlement of a breach of employment contract issue with a former employee. However, the Company has brought suit against the preparer of the contract, to recover these funds. The suit is in the early stages and, therefore no amount has been recognized in the accompanying financial statements.

NOTE D – COMMITMENTS AND CONTINGENCIES

Building Lease

The Company conducts its Akron operations from leased facilities under a non-cancelable operating lease that expires in June 2011. Rental expense totaled $57,117 including utilities and the Company's share of the building expenses of $12,898 for the year ended December 31, 2003. The Alliance, Ohio and Richmond, Virginia offices have no leases or rent expense as they occupy very limited space and are not charged for its use.

The following is a schedule of the next five years of future minimum rentals under the lease at December 31, 2003:

2004	$	44,220
2005		44,220
2006		56,524
2007		62,676
2008		62,676
	$	270,316

Litigation

In March 2003, the Company was served a statement of claim in arbitration filed with NASD Dispute Resolution, Inc. by a former customer. The Company's legal counsel estimates a range of potential loss to be approximately $75,000 to $125,000. However, because the proceedings are on going and incomplete it is not possible for the Company's legal counsel to evaluate the likelihood of an unfavorable outcome.

NOTE E – SIMPLE IRA PLAN

The Company maintains a Simple IRA Pension Plan covering all employees who earned $5,000 or more, per year, during any two prior years of employment. The Company contributes a matching contribution to each eligible employee's Simple IRA equal to the employee's salary reduction contributions up to a limit of 1% of the employee's compensation for the year. Employee elective deferrals are limited to $7,500 per year. The Company's contribution for the year ended December 31, 2003 totaled $563.

NOTE F – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of $50,000 minimum net capital as a broker who does not carry customers' accounts. The SEC requires that the ratio of the aggregate indebtedness to the net capital shall not exceed 15 to 1. As of December 31, 2003, the Company had net capital, as defined, of $116,005, which was $66,005 in excess of its required net capital of $50,000, and the net capital ratio to aggregate indebtedness, as defined was .19 to 1.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

SHEPARD & VRBANAC SECURITIES INC.

December 31, 2003

NET CAPITAL			
Total shareholder's equity qualified for net capital		$	166,957
Deduct nonallowable assets:			
Furniture and fixtures-net of accumulated depreciation			(50,952)
	NET CAPITAL	$	116,005
TOTAL AGGREGATE INDEBTEDNESS		$	22,398
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS			
Minimum net capital required		$	50,000
Excess net capital at 1,500%		$	66,005
Excess net capital at 1,000%		$	113,765
Ratio: Aggregate indebtedness to net capital			.19 to 1

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3

SHEPARD & VRBANAC SECURITIES INC.

December 31, 2003

The Company operates under SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm (Mesirow Financial, Inc.) and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

SHEPARD & VRBANAC SECURITIES INC.

December 31, 2003

The Company operates under SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm (Mesirow Financial, Inc.) and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

sound ideas, solid answers

220 MARKET AVENUE, SOUTH, SUITE 700
CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

Board of Directors
Shepard & Vrbanac Securities, Inc.
Akron, Ohio

In planning and performing our audit of the financial statements of Shepard & Vrbanac Securities, Inc. (the "Company") for the year ended to December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Shepard & Vrbanac Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and by rule 15c3-3(e). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment, and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Shepard & Vrbanac Securities, Inc. for the year ended December 31, 2003, and this report does not affect our report thereon dated February 18, 2004. The Company has one bookkeeper who prepares disbursements, makes most deposits, reconciles the bank accounts and prepares monthly financial statements. We believe that the lack of segregation of duties is a material weakness due to the limited number of employees.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hall, Kistler & Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 18, 2004

F:\Clients\RPC Securities\internal control structure 2003.doc

soundideas. solidanswers.

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

220 MARKET AVENUE, SOUTH, SUITE 700
CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

Board of Directors
Shepard & Vrbanac Securities, Inc.

No material differences existed at December 31, 2003 between the audited computation of net capital to the corresponding February 27, 2004 amended Focus Filing unaudited computation of net capital for Shepard & Vrbanac Securities, Inc.

Hall, Kistler + Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 18, 2004

F:\Clients\Shepard & Vrbanac\material differences 2003.doc